SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2002

IFCO SYSTEMS N.V.
(Translation of registrant's name into English)

Rivierstaete, Amsteldijk 166
1079 LH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                                  N/A

Ad Hoc Disclosure

The ad hoc disclosure dated April 30, 2002, and filed by the registrant with the Frankfurt Stock Exchange on April 30, 2002, regarding the approval by the Frankfurt Stock Exchange of the registrant's application to extend the deadline to June 30, 2002 for the publication of its financial statements for the year ended December 31, 2001, and its First Quarterly Report 2002, is attached to this report as Appendix A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V.
(Registrant)

Date: May 3, 2002	By:	/s/ MICHAEL W. NIMTSCH Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

APPENDIX A

IFCO System N.V. announces approval of deadline extension

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

IFCO System N.V. announces approval of deadline extension

Amsterdam, 30 April, 2002,- IFCO Systems N.V. (‘IFCO’ or the ‘Company’) announces that the Deutsche Bôrse (German Stock Exchange) has approved the company's application to extend the deadline for the publication of its Financial Statements for the year ended December, 2001 and the First Quarterly report 2002.

The deadline for the filing for both the Financial Statements 2001 and the First Quarterly report 2002 has been extended to 30 June, 2002. In its application for extension, IFCO cited the ongoing bond restructuring discussions as the cause for the delay. IFCO Systems had previously announced (16 April, 2002) that it had commenced discussions with the holders of the 10 5/8% Senior Subordinated Notes due 2010 in order to improve the company's capital structure.

For further information please contact :
Gabriela Sexton
Investor Relations
IFCO Systems N.V.
Zugspitzstrasse 15
82049 Pullach Germany
+49 89 744 91 223
email: Gabriela.Sexton@ifco.de